Contact

www.linkedin.com/in/elizabeth-roney-15133536 (LinkedIn)

Elizabeth Roney

Clothing Designer at Liz Alig
Indianapolis, Indiana, United States

Experience

Liz Alig
Clothing Designer
May 2009 - Present (14 years 5 months)

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